WILLIAMS LAW GROUP, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

Fax:  813-832-5284

April 10, 2006

Mr. Owen Pinkerton, Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re: Pro Travel Network, Inc.

Registration Statement on Form SB-2

Amendment No. 1.

File No. 333-132127

Dear Mr. Pinkerton:

On behalf of Pro Travel Network, Inc., attached is a clean and marked Amendment No. 1 to the above registration statement.

We have enclosed a cross reference sheet for the disclosure comments.  It references the page number in the marked copy.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.